July 9, 2018

Dear McKesson Corporation Shareowner:

Support Proposal #4 Requesting Disclosure of Lobbying Activities and Expenditures

We urge shareowners to support proposal #4 filed by The UAW Retiree Medical Benefits Trust at McKesson Corporation’s July 25, 2018 Annual General Meeting. CalPERS is a long-term owner of the company with approximately 977,000 shares and will be casting vote in support of this important request for disclosure of lobbying activities and expenditures.

CalPERS Governance & Sustainability Principles Promote Disclosure of Lobbying Activities

Consistent with the CalPERS Governance & Sustainability Principles1 we believe it is necessary for robust board oversight and disclosure of lobbying activities to ensure alignment with business strategy and to protect assets on behalf of shareowners.  Specifically, proposal #4 is asking for annual reporting of McKesson’s direct and indirect lobbying activities and expenditures to assess whether McKesson’s lobbying is consistent with its expressed goals.  The proposal highlights the following specific areas:

•	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications
•	Payments by McKesson used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient
•	McKesson’s membership in and payments to any tax-exempt organization that writes and endorses model legislation
•	Description of decision making process and oversight by management and the Board for making payments as described above

Support Disclosure of Lobbying Activities – Vote “FOR” Proposal #4

We believe shareowners would benefit from additional disclosure of lobbying activities and related expenditures.  Please vote “FOR” shareowner proposal #4. Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at INVO_GE_Corporate_Governance_Engagements@calpers.ca.gov or 916-795-0565.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

1 California Public Employees’ Retirement System Governance & Sustainability Principles
https://www.calpers.ca.gov/docs/forms-publications/governance-and-sustainability-principles.pdf

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.